Exhibit 99.3
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated February 23, 2021 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”).
The audited consolidated financial statements and comparative information for the year ended December 31, 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB").
STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this report are in Canadian dollars unless noted otherwise. References to “US$” are to United States (“U.S.”) dollars.
Overview
Crescent Point‘s 2020 results demonstrate its execution capabilities in one of the most challenging periods the Company has ever faced. With the global COVID-19 pandemic and resulting collapse in crude oil demand and pricing, the Company took decisive action and reduced its capital spending budget by approximately 40 percent to $665 million, voluntarily shut-in uneconomic production, increased its 2020 hedge protection and improved its cost structures with lower operating expenses, general and administrative ("G&A") expenses and capital well costs. With strong operational execution and capital discipline, the Company’s annual production of 121,642 boe/d exceeded its guidance of 121,000 boe/d and its development capital spending of $654.8 million came in under guidance of $665 million.
Crescent Point continued to prioritize its balance sheet during 2020 with a $616.1 million reduction in net debt. The Company generated excess cash flow of $122.0 million which was applied against debt, in addition to proceeds of $500.2 million on it’s Saskatchewan gas infrastructure asset divestment early in 2020. At December 31, 2020, the Company had $2.15 billion of net debt, or 2.5 times trailing adjusted funds flow from operations.
The significant volatility in commodity prices in 2020 impacted the Company's financial results with a reported net loss of $2.52 billion, adjusted funds flow from operations of $874.4 million and adjusted net earnings from operations of $177.4 million. The Company's adjusted funds flow and net earnings were both down more than 50 percent from 2019, largely due to the significant decrease in crude oil prices. The Company’s hedging program mitigated some of the commodity price weakness as it generated cash gains of $245.7 million during 2020. The net loss for the year was driven primarily by a before tax non-cash impairment charge of $3.56 billion in the first quarter of 2020 resulting from lower forecast commodity prices. Impairment charges may be reversed in future periods if there are indications of a change in value, including higher forecast commodity prices.
On February 17, 2021, Crescent Point entered into an agreement with Shell Canada Energy to acquire its Kaybob Duvernay assets in Alberta for total consideration of $900.0 million, consisting of $700.0 million in cash and 50.0 million common shares of Crescent Point. The assets include production of approximately 30,000 boe/d, weighted 65 percent towards condensate and liquids, and approximately 500 net sections of land in the Kaybob area. Including the impact of the acquisition which is anticipated to close in April 2021, the Company’s 2021 guidance includes $610 to $660 million of capital expenditures, including development capital and capitalized G&A, and annual average production of 132,000 to 136,000 boe/d. Based on its current hedging contracts in place, the Company will have approximately 30 percent of its oil and liquids production, net of royalty interest, hedged through the remainder of 2021 upon closing of the acquisition. Crescent Point continues to focus on enhancing its balance sheet and sustainability, and will remain disciplined in its plans aligned with its returns based capital allocation framework.
Results of Operations
Production

	2020	2019	% Change
Crude oil (bbls/d)	95,859	126,219	(24)
NGLs (bbls/d)	14,542	20,746	(30)
Natural gas (mcf/d)	67,447	91,592	(26)
Total (boe/d)	121,642	162,230	(25)
Crude oil and NGLs (%)	91	91	—
Natural gas (%)	9	9	—
Total (%)	100	100	—

CRESCENT POINT ENERGY CORP.	1

The following is a summary of Crescent Point's production by area:

Production By Area (boe/d)	2020	2019	% Change
Saskatchewan	88,293	108,552	(19)
Alberta	14,851	17,561	(15)
United States	18,498	36,117	(49)
Total	121,642	162,230	(25)
Total production averaged 121,642 boe/d during 2020 compared to 162,230 boe/d in 2019. The 25 percent decrease was primarily due to asset dispositions completed in the second half of 2019 and a significantly reduced 2020 development capital program. The decrease in production also reflects the impact of the voluntary shut-in production volumes from the second quarter of 2020, which were subsequently reactivated in the third quarter.
The Company's weighting to crude oil and natural gas liquids ("NGLs") production has remained consistent with the comparative period.
Exhibit 1
Marketing and Prices

Average Selling Prices (1)	2020	2019	% Change
Crude oil ($/bbl)	43.50	67.14	(35)
NGLs ($/bbl)	17.19	19.94	(14)
Natural gas ($/mcf)	3.02	2.75	10
Total ($/boe)	38.01	56.34	(33)
(1) The average selling prices reported are before realized derivatives and transportation.

Benchmark Pricing	2020	2019	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	39.40	57.04	(31)
WTI crude oil (Cdn$/bbl)	52.82	75.65	(30)
Crude Oil Differentials
LSB crude oil (Cdn$/bbl) (2)	(7.08)	(6.03)	17
FOS crude oil (Cdn$/bbl) (3)	(13.03)	(12.79)	2
UHC crude oil (US$/bbl) (4)	(2.48)	(0.66)	276
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (5)	2.23	1.75	27
AECO monthly index natural gas (Cdn$/mcf)	2.24	1.62	38
NYMEX natural gas (US$/mmbtu) (6)	2.08	2.63	(21)
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.746	0.754	(1)
(1)WTI refers to the West Texas Intermediate crude oil price.
(2)LSB refers to the Light Sour Blend crude oil price.
(3)FOS refers to the Fosterton crude oil price, which typically receives a premium to the Western Canadian Select price.
(4)UHC refers to the Sweet at Clearbrook crude oil price.
(5)AECO refers to the Alberta Energy Company natural gas price.
(6)NYMEX refers to the New York Mercantile Exchange natural gas price.

CRESCENT POINT ENERGY CORP.	2

The US$ WTI benchmark price decreased 31 percent on average for the year ended December 31, 2020, compared to 2019. WTI prices were significantly weaker in 2020 due to the COVID-19 pandemic, resulting in global economic contraction that decreased demand worldwide for crude oil and crude oil products. WTI prices began to stabilize in the second half of 2020 with market optimism generated by COVID-19 vaccinations in addition to the continuation of OPEC supply cuts, closing the year at US$48.52/bbl.
Canadian natural gas prices strengthened in 2020, with the AECO daily benchmark price increasing 27 percent, compared to 2019. Pipeline capacity increases, lower storage levels and reduced production in 2020 improved the supply-demand balance at AECO and provided support to prices.
U.S. natural gas prices were 21 percent lower on average in 2020, compared to 2019 due to global demand decreases resulting from the COVID-19 pandemic, along with the shutdown of LNG export facilities amid hurricane activity in the Gulf of Mexico.
Exhibit 2
Canadian crude oil differentials widened in 2020, compared to 2019, primarily due to demand destruction caused by the COVID-19 pandemic, increasing inventory levels and lower mandatory production curtailments in Alberta. In 2019, mandatory production curtailments in Alberta, extensive upgrader outages and stronger demand helped to tighten differentials. In the second half of 2020, differentials began to improve as supply fell due to industry wide production shut-ins and reduced capital activity.
For the year ended December 31, 2020, the Company's average selling price for crude oil decreased 35 percent from 2019, primarily due to the 31 percent decrease in the US$ WTI benchmark price and a wider corporate oil price differential. Crescent Point's corporate oil differential relative to Cdn$ WTI for the year ended December 31, 2020 was $9.32 per bbl compared to $8.51 per bbl in 2019.
In 2020, the Company's average selling price for NGL's decreased 14 percent from $19.94 per bbl to $17.19 per bbl. Average selling prices for NGLs were impacted by the weakening of US$ WTI and propane prices, partially offset by stronger differentials on butane and condensate.
The Company's average selling price for natural gas in 2020 increased 10 percent from $2.75 per mcf to $3.02 per mcf, primarily as a result of the increase in the AECO daily benchmark price, partially offset by gas production in the U.S. which is exposed to NYMEX based pricing.
Exhibit 3

CRESCENT POINT ENERGY CORP.	3

Exhibit 4
(1)Excludes Uinta Basin assets sold in October 2019.
Commodity Derivatives
Management of cash flow variability is an integral component of Crescent Point's business strategy. Crescent Point regularly monitors changing business and market conditions while executing its strategic risk management program. Crescent Point proactively manages the risk exposure inherent in movements in the price of crude oil, natural gas, interest rates, the Company's share price and the US/Cdn dollar exchange rate through the use of derivatives with investment-grade counterparties.
The Company's crude oil and natural gas derivatives are referenced to WTI and the AECO monthly index, respectively, unless otherwise noted. Crescent Point utilizes a variety of derivatives, including swaps, collars and put options to protect against downward commodity price movements while also providing the opportunity for some upside participation during periods of rising prices. This reduces the volatility of the selling price of crude oil and natural gas production and provides a measure of stability to the Company's cash flow. See Note 25 - "Financial Instruments and Derivatives" in the audited consolidated financial statements for the year ended December 31, 2020 for additional information on the Company's derivatives.
The following is a summary of the realized commodity derivative gains:

($ millions, except volume amounts)	2020	2019	% Change
Average crude oil volumes hedged (bbls/d)	62,733	62,926	—
Crude oil realized derivative gain	246.4	34.7	610
per bbl	7.02	0.75	836
Average natural gas volumes hedged (GJ/d) (1)	4,167	19,948	(79)
Natural gas realized derivative gain (loss)	(0.7)	8.7	(108)
per GJ	(0.03)	0.26	(112)
Average barrels of oil equivalent hedged (boe/d)	63,392	66,077	(4)
Total realized derivative gains	245.7	43.4	466
per boe	5.52	0.73	656
(1)GJ/d is defined as gigajoules per day.
The Company's realized derivative gain for crude oil was $246.4 million for the year ended December 31, 2020, compared to $34.7 million in 2019. The realized derivative gain in 2020 was largely attributable to the decrease in the Cdn$ WTI benchmark price, partially offset by the decrease in the Company's average derivative crude oil price. During the year ended December 31, 2020, the Company's average derivative crude oil price decreased by 18 percent, or $13.61 per bbl, from $77.16 per bbl in 2019 to $63.55 per bbl in 2020.
Crescent Point's realized derivative loss for gas was $0.7 million for the year ended December 31, 2020, compared to a realized derivative gain of $8.7 million in 2019. The realized derivative loss in 2020 was primarily due to an increase in the AECO monthly index price and a decrease in the Company's average derivative gas price. During the year ended December 31, 2020, the Company's average derivative gas price decreased by 39 percent, or $1.06 per GJ, from $2.73 per GJ in 2019 to $1.67 per GJ in 2020. The decrease was primarily due to lower average volumes hedged and reflects only fourth quarter volumes in 2020 hedged at an average derivative price of $2.17 per GJ.

CRESCENT POINT ENERGY CORP.	4

Exhibit 5
The following is a summary of the Company's unrealized commodity derivative losses:

($ millions)	2020	2019	% Change
Crude oil	(53.0)	(94.0)	(44)
Natural gas	0.6	(10.4)	(106)
Total unrealized commodity derivative losses	(52.4)	(104.4)	(50)
For the year ended December 31, 2020, the Company recognized a total unrealized derivative loss of $52.4 million on its commodity contracts compared to $104.4 million in 2019. The unrealized derivative loss in 2020 was primarily attributable to crude oil contracts and reflects the maturity of in-the-money contract months and the change in Cdn$ WTI forward benchmark prices at December 31, 2020 relative to the average derivative price on contracts entered into during the year.
Oil and Gas Sales

($ millions) (1)	2020	2019	% Change
Crude oil sales	1,526.1	3,093.2	(51)
NGL sales	91.5	151.0	(39)
Natural gas sales	74.6	91.8	(19)
Total oil and gas sales	1,692.2	3,336.0	(49)
(1)Oil and gas sales are reported before realized derivatives.
Total oil and gas sales were $1.69 billion, a decrease of 49 percent from $3.34 billion in 2019. The decrease is primarily due to the decrease in realized crude oil prices and lower production levels.
Exhibit 6
Royalties

($ millions, except % and per boe amounts)	2020	2019	% Change
Royalties	217.1	482.8	(55)
As a % of oil and gas sales	13	14	(1)
Per boe	4.88	8.15	(40)

CRESCENT POINT ENERGY CORP.	5

Royalties decreased 55 percent in 2020, largely due to the 49 percent decrease in oil and gas sales. Royalties as a percentage of oil and gas sales decreased by 1 percent in 2020, reflecting lower benchmark oil prices which reduced Canadian crown royalty rates, coupled with the Uinta Basin asset disposition in the fourth quarter of 2019, which had higher associated royalty rates.
Exhibit 7
Operating Expenses

($ millions, except per boe amounts)	2020	2019	% Change
Operating expenses	561.8	727.6	(23)
Per boe	12.62	12.29	3
Operating expenses decreased 23 percent in 2020, compared to 2019. The decrease reflects reduced activity levels, the impact of the Southeast Saskatchewan and Uinta Basin asset dispositions in the second half of 2019, production shut-ins during 2020, and cost savings recognized as a result of the Company's operational technology ("OT") platform. These decreases were partially offset by the Saskatchewan gas infrastructure disposition early in 2020, which resulted in an increase in processing fees.
Operating expenses per boe increased slightly to $12.62 in 2020 due to an increase in processing fees as a result of the disposition of the Company's gas infrastructure assets early in the year. This was mostly offset by cost savings recognized from the improved workflows and operational technology implemented throughout the Company's asset portfolio. The Company also saw higher operating expenses per boe in the second half of 2020 due to the reactivation of economic, higher cost production volumes and costs associated with resuming field activity that was deferred earlier in the year with the collapse in pricing.
Crescent Point continues to focus on field efficiencies and cost control and has implemented additional health and safety protocols within its field operations in response to the COVID-19 pandemic. Operations have continued without material disruption and the Company will continue with responsible measures to protect the health and safety of its employees and communities.
Exhibit 8
Transportation Expenses

($ millions, except per boe amounts)	2020	2019	% Change
Transportation expenses	101.1	123.7	(18)
Per boe	2.27	2.09	9

CRESCENT POINT ENERGY CORP.	6

Transportation expenses decreased 18 percent in 2020 primarily due to lower production volumes. Transportation expenses per boe increased by $0.18 per boe or 9 percent in 2020 primarily due to the divestment of assets completed in the second half of 2019 that had lower associated transportation costs and new transportation fees resulting from the Company's infrastructure disposition that closed early in 2020.
Exhibit 9
Netback

	2020	2019
	Total (2) ($/boe)	Total (2) ($/boe)	% Change
Average selling price	38.01	56.34	(33)
Royalties	(4.88)	(8.15)	(40)
Operating expenses	(12.62)	(12.29)	3
Transportation expenses	(2.27)	(2.09)	9
Operating netback (1)	18.24	33.81	(46)
Realized gain on commodity derivatives	5.52	0.73	656
Netback (1)	23.76	34.54	(31)
(1)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.
(2)The dominant production category for the Company's properties is crude oil. These properties include associated natural gas and NGL volumes, therefore, the total operating netback and netback have been presented.
The Company's operating netback for the year ended December 31, 2020 decreased 46 percent to $18.24 per boe from $33.81 per boe in 2019. The decrease in the Company's operating netback was primarily due to the decrease in average selling price, partially offset by lower royalties. The decrease in the Company's netback was the result of the decrease in the operating netback, partially offset by an increase in the realized gain on commodity derivatives.
Exhibit 10

CRESCENT POINT ENERGY CORP.	7

General and Administrative Expenses

($ millions, except per boe amounts)	2020	2019	% Change
Gross general and administrative expenses	131.3	159.5	(18)
Overhead recoveries	(20.3)	(31.9)	(36)
Capitalized	(32.3)	(35.7)	(10)
Total general and administrative expenses	78.7	91.9	(14)
Transaction costs	(5.4)	(6.3)	(14)
General and administrative expenses	73.3	85.6	(14)
Per boe	1.65	1.45	14
General and administrative ("G&A") expenses decreased to $73.3 million in 2020 from $85.6 million in 2019. The decrease was primarily attributable to lower employee related costs and lower professional fees, partially offset by lower overhead recoveries resulting from lower production and reduced capital spending levels. Severance charges have also caused G&A to fluctuate with $6.3 million recorded in 2020, compared to $10.2 million in 2019. Lower G&A expenses in 2020 are also attributable to remuneration received from the Canadian Emergency Wage Subsidy. In the year ended December 31, 2020, the Company recognized $9.8 million from the program in G&A.
G&A expenses per boe increased 14 percent in 2020 due to lower production volumes, partially offset by the reduction in total G&A discussed above.
Transaction costs incurred in 2020 relate primarily to the Saskatchewan gas infrastructure asset disposition. Refer to Capital Acquisitions and Dispositions section in this MD&A for further information.
Exhibit 11
Interest Expense

($ millions, except per boe amounts)	2020	2019	% Change
Interest expense on long-term debt	94.6	146.8	(36)
Unrealized loss on CCS - interest and interest derivative contracts	14.5	23.6	(39)
Interest expense	109.1	170.4	(36)
Per boe	2.45	2.88	(15)
Interest expense on long-term debt decreased 36 percent in 2020 primarily due to lower debt balances with the Company's ongoing focus on balance sheet strength.
During the year ended December 31, 2020, the Company recognized a $14.5 million unrealized loss on interest rate derivatives compared to $23.6 million in 2019. The unrealized derivative loss was primarily due to the impact of the stronger Canadian dollar at December 31, 2020 as compared to December 31, 2019 on the interest payments related to the Company's cross currency swaps ("CCS"). The unrealized derivative loss was also impacted by a lower floating interest rate on Company's interest derivative contracts at December 31, 2020 compared to December 31, 2019.
Crescent Point actively manages its interest rate exposure through a combination of interest rate swaps and a debt portfolio including short-term floating rate bank debt and long-term fixed rate senior guaranteed notes. At December 31, 2020, 96 percent of the Company's long-term debt, including the impact of CCS and the foreign exchange swap on its US dollar senior guaranteed notes, had fixed interest rates.

CRESCENT POINT ENERGY CORP.	8

Exhibit 12
Foreign Exchange Gain

($ millions)	2020	2019	% Change
Realized gain on CCS - principal	49.3	32.4	52
Translation of US dollar long-term debt	12.8	175.3	(93)
Unrealized loss on CCS - principal and foreign exchange swaps	(56.6)	(141.6)	(60)
Other	(1.2)	(5.0)	(76)
Foreign exchange gain	4.3	61.1	(93)
Crescent Point has US dollar denominated debt, including London Inter-bank Offered Rate ("LIBOR") loans under its bank credit facilities and US dollar senior guaranteed notes. The Company hedges its foreign exchange exposure using a combination of CCS and foreign exchange swaps. During the year ended December 31, 2020, the Company realized a $49.3 million gain on CCS, primarily related to senior guaranteed note maturities.
The Company records foreign exchange gains or losses on the period end translation of US dollar long-term debt and related accrued interest. Crescent Point recorded a foreign exchange gain of $12.8 million on the translation of US dollar long-term debt and accrued interest in the year ended December 31, 2020, compared to $175.3 million in 2019. The foreign exchange gain from the translation of US dollar long-term debt and accrued interest in 2020 was attributable to a stronger Canadian dollar at December 31, 2020 as compared to December 31, 2019.
The Company recognized an unrealized loss on foreign exchange derivatives of $56.6 million for the year ended December 31, 2020 compared to $141.6 million in the same period in 2019. The unrealized loss in 2020 reflects the impact of the stronger forward Canadian dollar at December 31, 2020 as compared to December 31, 2019 on the Company's CCS.
Share-based Compensation Expense

($ millions, except per boe amounts)	2020	2019	% Change
Share-based compensation costs	17.7	29.2	(39)
Unrealized gain on equity derivative contracts	(11.0)	—	—
Capitalized	(5.4)	(4.3)	26
Share-based compensation expense	1.3	24.9	(95)
Per boe	0.03	0.42	(93)
The Company recorded share-based compensation ("SBC") costs of $17.7 million in 2020 compared to $29.2 million in 2019. The 39 percent decrease was primarily due to the decrease in the Company's share price, along with forfeitures recognized from a workforce reduction during the second quarter of 2020.
In the second quarter of 2020, the Company entered into equity derivative contracts to mitigate equity price risk on the Employee Share Value Plan ("ESVP") which was adopted by the Company in April 2020. Refer to the Employee Share Value Plan section below for further information. The equity derivatives mitigate exposure to fluctuations in share price by fixing the future settlement cost on a portion of the cash-settled plan. During the year ended December 31, 2020, the Company recognized an unrealized derivative gain of $11.0 million on equity derivative contracts due to the increase in the Company's share price at December 31, 2020.

CRESCENT POINT ENERGY CORP.	9

Exhibit 13
Employee Share Value Plan
In April 2020, the Company approved an ESVP for certain employees and consultants in lieu of grants that would have previously been made under the Restricted Share Bonus Plan. Awards under the ESVP vest on terms of up to three years from the grant date as determined by the Board of Directors and are settled in cash upon vesting based on the prevailing Crescent Point share price and the aggregate amount of dividends paid from the grant date.
The following table summarizes the number of Restricted Shares, ESVP awards, Performance Share Units ("PSUs"), Deferred Share Units ("DSUs") and stock options outstanding:

	December 31, 2020	December 31, 2019
Restricted Share Bonus Plan (1)	4,704,129	3,636,194
Employee Share Value Plan	10,449,383	—
Performance Share Unit Plan (2)	3,789,689	2,920,444
Deferred Share Unit Plan	1,278,263	319,891
Stock Option Plan (3)	5,940,871	2,833,342
(1)At December 31, 2020, the Company was authorized to issue up to 15,033,521 common shares (December 31, 2019 - 10,935,120 common shares).
(2)Based on underlying units before any effect of performance multipliers.
(3)At December 31, 2020, the weighted average exercise price is $3.92 per share (December 31, 2019 - $7.59 per share).
As of the date of this report, the Company had 4,350,299 restricted shares, 10,319,530 ESVP awards, 5,843,263 PSUs, 1,313,581 DSUs and 5,943,185 stock options outstanding.
Depletion, Depreciation, Amortization and Impairment

($ millions, except per boe amounts)	2020	2019	% Change
Depletion and depreciation	640.8	1,117.8	(43)
Amortization of exploration and evaluation undeveloped land	71.9	129.1	(44)
Depletion, depreciation and amortization	712.7	1,246.9	(43)
Impairment	3,557.8	1,466.4	143
Depletion, depreciation, amortization and impairment	4,270.5	2,713.3	57
Per boe, before impairment	16.01	21.06	(24)
Per boe	95.92	45.82	109
The Company's depletion, depreciation and amortization (“DD&A”) rate before impairment for the year ended December 31, 2020 was $16.01 per boe, compared to $21.06 per boe in 2019. The 24 percent decrease in the DD&A rate per boe in 2020 was primarily due to the impairment expense booked in the fourth quarter of 2019 and first quarter of 2020, which reduced the value of the Company's property, plant and equipment ("PP&E") in addition to dispositions completed in the second half of 2019.
During the year ended December 31, 2020, the Company recorded impairment expense of $3.56 billion on its development and production assets primarily due to the significant decrease in forecast benchmark commodity prices at March 31, 2020 compared to December 31, 2019. The value of the Company’s assets was estimated based on independent evaluator pricing, proved plus probable reserves and a discount rate of 15 percent. The impairment charge does not impact the Company's adjusted funds flow, adjusted net earnings from operations or the amount of credit available under our bank credit facilities. The impairment can be reversed in future periods up to the original carrying value less any associated depletion, should there be indicators that the value of the assets has increased.

CRESCENT POINT ENERGY CORP.	10

During the year ended December 31, 2019, the Company recognized impairment expense of $1.21 billion on PP&E, primarily as a result of the decrease in forecast benchmark prices. The Company also recognized an impairment loss of $241.4 million on PP&E related to the disposition of its Uinta Basin assets and $8.5 million of impairment related to the disposal of other non-core assets.
Exhibit 14
Other Income (Loss)
The Company recorded other income of $322.3 million in 2020, compared to other losses of $159.9 million in 2019. Other income in 2020 was primarily due to the gain recognized from the Company's sale of gas infrastructure assets in the first quarter of 2020. The other losses in 2019 were comprised primarily of losses on asset dispositions, partially offset by proceeds received from a legal settlement and a gain recognized on lease modifications.
Taxes

($ millions)	2020	2019	% Change
Current tax expense	0.2	0.4	(50)
Deferred tax recovery	(627.8)	(159.4)	294
Current Tax Expense
In the year ended December 31, 2020, the Company recorded current tax expense of $0.2 million, compared to $0.4 million in 2019. Refer to the Company's Annual Information Form for the year ended December 31, 2020 for information on the Company's expected tax horizon.
Deferred Tax Recovery
In the year ended December 31, 2020, the Company recorded a deferred tax recovery of $627.8 million compared to $159.4 million in 2019. The deferred tax recovery in 2020 was primarily due to the pre-tax loss resulting from the impairment expense recognized, partially offset by the change in estimate for future usable tax pools.
The deferred tax recovery for 2019 primarily relates to the net loss before income tax and a change in estimate regarding future usable U.S. tax pools as a result of the Uinta Basin asset disposition.
Cash Flow from Operating Activities, Adjusted Funds Flow from Operations, Net Income (Loss) and Adjusted Net Earnings from Operations

($ millions, except per share amounts)	2020	2019	% Change
Cash flow from operating activities	860.5	1,742.9	(51)

Adjusted funds flow from operations (1)	874.4	1,825.4	(52)

Net income (loss)	(2,519.9)	(1,033.3)	144
Net income (loss) per share - diluted	(4.76)	(1.89)	152

Adjusted net earnings from operations (1)	177.4	386.8	(54)
Adjusted net earnings from operations per share - diluted (1)	0.33	0.71	(54)
(1)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.

CRESCENT POINT ENERGY CORP.	11

Cash flow from operating activities decreased from $1.74 billion in 2019 to $860.5 million in 2020. Changes in cash flow from operating activities were due to fluctuations in adjusted funds flow from operations ("FFO"), working capital, decommissioning expenditures and transaction costs.
Exhibit 15

The Company's adjusted FFO decreased in the year ended December 31, 2020 to $874.4 million, compared to $1.83 billion in 2019. The decrease is primarily the result of the decreases in the Cdn$ WTI benchmark price and production volumes, partially offset by the increase in realized derivative gains and lower interest expense on long-term debt.
Exhibit 16
In the year ended December 31, 2020, the Company reported a net loss of $2.52 billion compared to $1.03 billion in 2019, primarily as a result of the increase in impairment expense recorded in 2020, the decrease in adjusted FFO and the decrease in foreign exchange gain on long-term debt, partially offset by fluctuations in other income and deferred taxes and a decrease in unrealized derivative losses. In 2020, the Company recorded a net loss per share - diluted of $4.76 compared to a net loss per share - diluted of $1.89 in 2019.
Exhibit 17

CRESCENT POINT ENERGY CORP.	12

The Company's adjusted net earnings from operations for the year ended December 31, 2020 was $177.4 million compared to $386.8 million in 2019, primarily due to the decrease in adjusted FFO, partially offset by the decrease in depletion and fluctuations in deferred taxes. Adjusted net earnings from operations per share - diluted for the year ended December 31, 2020 decreased from $0.71 in 2019 to $0.33.
Exhibit 18
Dividends
The following table provides a reconciliation of dividends:

($ millions, except per share amounts)	2020	2019	% Change
Dividends declared to shareholders	9.4	22.0	(57)
Dividends declared to shareholders per share	0.0175	0.0400	(56)
On March 16, 2020, the Company announced a reduction to its dividend, moving to a quarterly dividend that equates to $0.01 per share per year. The Company was previously paying a quarterly dividend of $0.01 per share, which equated to $0.04 per share per year.
Other Long-Term Assets
At December 31, 2020, other long-term assets consist of $15.7 million of investment tax credits and $2.5 million of long-term investments.
Long-Term Investments
The Company holds common shares in a publicly traded oil and gas company, which were acquired through previous corporate acquisitions. The investment is recorded at fair value at each reporting period with the resulting gain or loss recorded in net income. At December 31, 2020, the investment was recorded at a fair value of $2.5 million, which was $3.1 million less than the original cost of the investment.
Related Party Transactions
Key management personnel of the Company include its directors and executive officers. In 2020, the Company recorded $5.5 million (2019 - $5.8 million) relating to compensation of key management personnel and nil (2019 - $2.3 million) for severance relating to key management personnel. In 2020, share-based compensation costs relating to compensation of key management personnel was $4.9 million (2019 – $10.3 million).
Capital Expenditures

($ millions)	2020	2019	% Change
Capital acquisitions	1.4	15.9	(91)
Capital dispositions	(508.2)	(940.0)	(46)
Development capital expenditures	654.8	1,252.1	(48)
Land expenditures	3.6	15.5	(77)
Capitalized administration (1)	36.9	35.7	3
Corporate assets	3.5	2.9	21
Total	192.0	382.1	(50)
(1)Capitalized administration excludes capitalized equity-settled SBC.

CRESCENT POINT ENERGY CORP.	13

Capital Acquisitions and Dispositions
Minor Property Acquisitions and Dispositions
In the year ended December 31, 2020, the Company completed minor property acquisitions and dispositions for total net consideration of $6.6 million, resulting in a gain of $14.5 million.
Major Property Dispositions
Saskatchewan Gas Infrastructure Asset Disposition
In the year ended December 31, 2020, the Company disposed of certain Saskatchewan gas infrastructure assets for consideration of $500.2 million. These assets were classified as held for sale at December 31, 2019, and had a net carrying value of $198.3 million, resulting in a gain of $301.9 million.
Development Capital Expenditures
The Company's development capital expenditures for the year ended December 31, 2020 were $654.8 million, compared to $1.25 billion in 2019. In 2020, 271 (254.8 net) wells were drilled and $68.3 million was spent on facilities and seismic. The Company reduced its spending levels in 2020 to protect the balance sheet given the significant drop in revenues that resulted from the collapse in crude oil prices.
Refer to the Guidance section in this MD&A for Crescent Point's development capital expenditure guidance for 2021.
Exhibit 19
Goodwill
The Company's goodwill balance is attributable to corporate acquisitions completed during the period 2003 through 2012. The goodwill balance as at December 31, 2020 was $223.3 million compared to $230.9 million at December 31, 2019. The decrease of $7.6 million is attributable to the disposition of the Saskatchewan gas infrastructure assets as well as other minor asset dispositions.
Other Current Liabilities
At December 31, 2020, other current liabilities consist of $10.0 million related to the current portion of long-term share-based compensation, $26.4 million related to the current portion of lease liabilities, and $57.4 million related to decommissioning liability.
Other Long-Term Liabilities
At December 31, 2020, other long-term liabilities consist of $17.3 million of long-term compensation liability related to share-based compensation.
Lease Liability
At December 31, 2020, the Company had $156.5 million of lease liabilities for contracts related to office space, fleet vehicles and equipment.
Decommissioning Liability
The decommissioning liability decreased by $121.3 million during 2020 from $1.14 billion at December 31, 2019 to $1.02 billion at December 31, 2020. The decrease primarily relates to a change in estimated future costs. The liability was based on estimated undiscounted and uninflated cash flows to settle the obligation of $976.5 million.

CRESCENT POINT ENERGY CORP.	14

Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	December 31, 2020	December 31, 2019
Net debt (1)	2,149.2	2,765.3
Shares outstanding	530,035,922	529,399,923
Market price at end of period (per share)	2.97	5.79
Market capitalization (1)	1,574.2	3,065.2
Enterprise value (1)	3,723.4	5,830.5
Net debt as a percentage of enterprise value	58	47
Adjusted funds flow from operations (1) (2)	874.4	1,825.4
Net debt to adjusted funds flow from operations (1)	2.5	1.5
(1)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.
(2)The sum of adjusted funds flow from operations for the trailing four quarters.
At December 31, 2020, Crescent Point's enterprise value was $3.72 billion and the Company was capitalized with 42 percent equity compared to $5.83 billion and 53 percent at December 31, 2019, respectively. The Company's net debt to adjusted funds flow from operations ratio at December 31, 2020 increased to 2.5 times compared to 1.5 times at December 31, 2019, largely due to lower adjusted funds flow from operations, primarily as a result of the decrease in the Cdn$ WTI benchmark price, partially offset by the reduction in net debt.
Exhibit 20
(1)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.
(2)The sum of adjusted funds flow from operations for the trailing four quarters.
The Company has combined revolving credit facilities of $3.00 billion, including a $2.90 billion syndicated unsecured credit facility with fourteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The current maturity date of the facilities is October 25, 2023. As at December 31, 2020, the Company had approximately $401.0 million drawn on bank credit facilities, including $10.4 million outstanding pursuant to letters of credit, leaving unutilized borrowing capacity of approximately $2.61 billion including cash of $8.8 million.
The Company has made private offerings of senior guaranteed notes raising total gross proceeds of US$1.26 billion and Cdn$270.0 million. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. Crescent Point entered into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar long-term debt.

CRESCENT POINT ENERGY CORP.	15

The Company is in compliance with all debt covenants at December 31, 2020 which are listed in the table below:

Covenant Description	Maximum Ratio	December 31, 2020
Senior debt to adjusted EBITDA (1) (2)	3.5	2.3
Total debt to adjusted EBITDA (1) (3)	4.0	2.3
Senior debt to capital (2) (4)	0.55	0.46
(1)Adjusted EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization and impairment, adjusted for certain non-cash items. Adjusted EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.
(2)Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.
(3)Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.
(4)Capital is calculated as the sum of senior debt and shareholder's equity and excludes the effect of unrealized derivative gains or losses and the adoption of IFRS 16.
The global COVID-19 pandemic has significantly impacted the global economy and has resulted in extremely volatile crude oil prices. This has impacted Crescent Point’s financial condition and 2020 results with a decrease in adjusted net earnings from operations and adjusted cash flow from operating activities, increased leverage levels, a reduction in the Company’s market capitalization and a significant net loss mainly from an impairment charge in the first quarter of 2020. Crescent Point retains financial flexibility with significant liquidity on its credit facilities and no material near-term debt maturities. The Company will continue to monitor the commodity price environment and will make further adjustments as needed to protect its balance sheet. Crescent Point has hedged over 30 percent of its forecast 2021 oil and liquids production, net of royalty interest, providing further balance sheet protection should commodity prices weaken.
The Company's working capital deficiency and ongoing working capital requirements are expected to be financed through cash, adjusted funds flow from operations and its bank credit facilities. The Company actively manages its counterparty exposure and has procedures to mitigate credit losses given the heightened risk exposure in the current environment.
Shareholders' Equity
At December 31, 2020, Crescent Point had 530.0 million common shares issued and outstanding compared to 529.4 million common shares at December 31, 2019. The increase of 0.6 million shares is due to shares issued pursuant to the Restricted Share Bonus Plan, partially offset by shares repurchased and cancelled under the Normal Course Issuer Bid ("NCIB").
As of the date of this report, the Company had 530,364,516 common shares outstanding.
Normal Course Issuer Bid
In January 2020, the Company purchased and cancelled 2.2 million common shares for total consideration of $12.7 million. The total cost paid, including commissions and fees, was recognized directly as a reduction in shareholders' equity. Under the NCIB, all common shares purchased are cancelled.
On March 5, 2020, the Company announced the acceptance by the Toronto Stock Exchange of its notice to implement a NCIB. The NCIB allows the Company to purchase, for cancellation, up to 36,884,438 common shares, or seven percent of the Company's public float, as at February 28, 2020. The NCIB commenced on March 9, 2020 and is due to expire on March 8, 2021. The Company suspended share repurchases in March 2020 given the weak and volatile commodity price environment and will evaluate providing additional returns to shareholders as market conditions permit.
Contractual Obligations and Commitments
On January 20, 2020, Crescent Point closed the sale of certain gas infrastructure assets in Saskatchewan. In connection with the sale, the Company entered into a gas handling agreement with a gas processor that includes a long-term volume commitment. The gas handling agreement is only terminable in very limited circumstances. If the termination were to occur because of the Company's default, the Company would be obligated to pay its processing commitment. If the processor were to terminate the agreement, the Company would need to seek alternative processing arrangements.
At December 31, 2020, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Off balance sheet commitments
Operating (1)	5.1	9.9	13.1	30.6	58.7
Gas processing	39.4	80.5	82.2	369.8	571.9
Transportation	14.8	24.8	24.3	1.2	65.1
Total contractual commitments (2)	59.3	115.2	119.6	401.6	695.7
(1)Includes operating costs on the Company's office space, net of $10.4 million of recoveries from subleases.
(2)Excludes contracts accounted for under IFRS 16. See Note 12 - "Leases" in the annual consolidated financial statements for the year ended December 31, 2020 for further information.

CRESCENT POINT ENERGY CORP.	16

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Other contractual commitments
Senior guaranteed notes (1)	251.9	767.0	816.2	26.9	1,862.0
Bank credit facilities (2)	13.1	413.0	—	—	426.1
Total contractual commitments	265.0	1,180.0	816.2	26.9	2,288.1
(1)These amounts include the notional principal and interest payments pursuant to the related CCS and foreign exchange swap, which fix the amounts due in Canadian dollars.
(2)These amounts include interest based on debt outstanding and interest rates effective as at December 31, 2020. The current maturity date of the Company's facilities is October 25, 2023. The Company expects that the facilities will be renewed and extended prior to their maturity dates.
Subsequent Events
Acquisition of Kaybob Duvernay Assets
On February 17, 2021, Crescent Point announced that it had entered into an agreement with Shell Canada Energy, to acquire Kaybob Duvernay assets in Alberta for consideration of $900.0 million. The total consideration consists of $700.0 million in cash and 50.0 million common shares of Crescent Point, and is expected to close in April 2021.
Off Balance Sheet Arrangements
The Company has off-balance sheet arrangements consisting of various contracts which are entered into in the normal course of operations. Contracts that contain a lease are accounted for under IFRS 16 and recorded on the balance sheet as at December 31, 2020. All other contracts which are entered into in the normal course of operations are captured in the "off balance sheet commitments" table in the Contractual Obligations and Commitments section above and no asset or liability value has been assigned to these leases on the balance sheet as at December 31, 2020.
Critical Accounting Estimates
The preparation of the Company’s consolidated financial statements requires management to adopt accounting policies that involve the use of significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under the existing circumstances. New events or additional information may result in the revision of these estimates over time. A summary of the significant accounting policies used by Crescent Point can be found in Note 3 - "Significant Accounting Policies" in the annual consolidated financial statements for the year ended December 31, 2020. The following discussion outlines what management believes to be the most critical policies involving the use of estimates and assumptions.
Oil and gas activities
Reserves estimates, although not reported as part of the Company’s consolidated financial statements, can have a significant effect on net income, assets and liabilities as a result of their impact on depletion, depreciation and amortization, decommissioning liability, deferred taxes, asset impairments, asset recoveries and business combinations. Independent petroleum reservoir engineers perform evaluations of the Company’s oil and gas reserves on an annual basis. The estimation of reserves is an inherently complex process requiring significant judgment. Estimates of economically recoverable oil and gas reserves are based upon a number of variables and assumptions such as geoscientific interpretation, production forecasts, commodity prices, costs and related future cash flows, all of which may vary considerably from actual results. These estimates are expected to be revised upward or downward over time, as additional information such as reservoir performance becomes available, or as economic conditions change.
For purposes of impairment testing, property, plant and equipment is aggregated into cash-generating units ("CGUs"), based on separately identifiable and largely independent cash inflows. The determination of the Company’s CGUs is subject to judgment. Factors considered in the classification of CGUs include the integration between assets, shared infrastructures, the existence of common sales points, geography, geologic structure and the manner in which management monitors and makes decisions regarding operations.
The determination of technical feasibility and commercial viability is subject to judgment as it is based on the presence of reserves and results in the transfer of assets from E&E to PP&E.
Decommissioning liability
Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with decommissioning. Estimates of these costs are subject to uncertainty associated with the method, timing and extent of future decommissioning activities. The Company previously recorded the liability using estimated inflation and the relevant risk free rate to discount cash flows. At December 31, 2020, the Company used a derived inflation from the real-return rate and discounted using the relevant risk free rate. This change in accounting estimate is applied on a prospective basis. The liability, the related asset and the expense are based on estimates with respect to the cost and timing of decommissioning.

CRESCENT POINT ENERGY CORP.	17

Business combinations
Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of PP&E and E&E assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill. Future net earnings can be affected as a result of changes in future DD&A, asset impairment or goodwill impairment.
Fair value measurement
The estimated fair value of derivative instruments resulting in derivative assets and liabilities, by its very nature, is subject to measurement uncertainty. Estimates included in the determination of the fair value of derivative instruments include forward benchmark prices, discount rates, share price and forward foreign exchange rates.
Joint control
Judgment is required to determine when the Company has joint control over an arrangement, which requires an assessment of the capital and operating activities of the projects it undertakes with partners and when the decisions in relation to those activities require unanimous consent.
Share-based compensation
Compensation costs recorded pursuant to share-based compensation plans are subject to estimated fair values, forfeiture rates and the future attainment of performance criteria.
Income taxes
Tax regulations and legislation and the interpretations thereof are subject to change. In addition, deferred income tax assets and liabilities recognize the extent that temporary differences will be receivable and payable in future periods. The calculation of the asset and liability involves a significant amount of estimation including an evaluation of when the temporary differences will reverse, an analysis of the amount of future taxable earnings, the availability of cash flows and the application of tax laws. Changes in tax regulations and legislation and the other assumptions listed are subject to measurement uncertainty.
Saskatchewan gas infrastructure asset disposition
Significant judgments were involved in assessing the economic benefit under the purchase and sale agreement in determining the right to control the assets for the conditions of a sale. Judgments were also involved in forecasting future cash flows to determine the Company's expected utilization of the asset under lease accounting. If one or a combination of the underlying assumptions were materially different than the assumptions used in the Company’s analysis, this could potentially impact the underlying accounting treatment for the transaction.
Risk Factors
Financial Risk
Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have an impact on Crescent Point’s business. Financial risks the Company is exposed to include: marketing production at an acceptable price given market conditions and market access; finding and producing reserves at a reasonable cost; volatility in market prices for oil and natural gas; volatility in crude oil price differentials; fluctuations in foreign exchange and interest rates; stock market volatility; debt service which may limit timing or amount of dividends as well as market price of shares; the continued availability of adequate debt and equity financing and cash flow to fund planned expenditures; sufficient liquidity for future operations; lost revenue or increased expenditures as a result of delayed or denied environmental, safety or regulatory approvals; adverse changes to income tax laws or other laws or government incentive programs and regulations relating to the oil and gas industry; cost of capital risk to carry out the Company’s operations; and uncertainties associated with credit facilities and counterparty credit risk.
Operational Risk
Operational risk is the risk of loss or lost opportunity resulting from operating and capital activities that, by their nature, could have an impact on the Company’s ability to achieve objectives. Operational risks to which Crescent Point is exposed include: uncertainties associated with estimating oil and natural gas reserves; incorrect assessments of the value of acquisitions and exploration and development programs; failure to realize the anticipated benefits of acquisitions; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; inability to secure adequate product transportation including sufficient crude-by-rail or other alternate transportation; delays in business operations, pipeline restrictions, rail blockades, blowouts; unforeseen title defects; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; outbreaks; mobility restrictions, loss, and health, of key personnel; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; competitive action by other companies; the ability of suppliers to meet commitments and risks; and cyber security risks.

CRESCENT POINT ENERGY CORP.	18

COVID-19 Pandemic
The COVID-19 pandemic and actions taken in response resulted in a significant contraction in the global economy. This caused an unprecedented disruption in the oil and gas industry and negatively impacted the demand for and pricing of energy products, including crude oil, NGLs and natural gas produced by the Company, as discussed in this MD&A. Although commodity prices rebounded in the third quarter of 2020, there remain many variables and uncertainties regarding COVID-19 and its continuing impact on the economic environment, including the duration and magnitude of potential further disruptions in the oil and gas industry. It is not possible to precisely estimate the ongoing potential impact of the COVID-19 pandemic on the Company's financial condition and operations. There may be continued disruption in the demand for commodities which may have a prolonged adverse effect on the Company's financial condition, income, results from operations and cash flows. The Company has taken measures to reduce the impacts of COVID-19, including reducing its capital program, voluntary shut-ins, a work from home program and other safety measures. However, these steps may not be sufficient to insulate the Company from the impacts of the COVID-19 pandemic. Other risks disclosed in the Company's Annual Information Form, for the year ended December 31, 2020, and this MD&A, may be heightened and there may also be effects that are not currently known, as the full impact of the COVID-19 pandemic is still uncertain.
Safety, Environmental and Regulatory Risks
Safety, environmental and regulatory risks are the risks of loss or lost opportunity resulting from changes to laws governing safety, the environment, royalties and taxation. Safety, environmental and regulatory risks Crescent Point is exposed to include: aboriginal land claims; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the risk of carrying out operations with minimal environmental impact; changes in or adoption of new laws and regulations or changes in how they are interpreted or enforced; obtaining required approvals of regulatory authorities and stakeholder support for activities and growth plans.
The Company’s operations are subject to costs being incurred to pay carbon taxes, to reduce GHG emissions, including methane emissions, and to perform necessary monitoring, measurement, verification and reporting of GHG emissions. Future environmental legislation may require further reductions in emissions from the Company’s operations and result in increased capital and operational expenditures related to the transition to a low-carbon economy.
Refer to the Company's Annual Information Form for the year ended December 31, 2020 for additional information on the Company's risk factors.
Risk Management
Crescent Point is committed to identifying and managing its risks in the near term, as well as on a strategic and longer term basis at all levels in the organization in accordance with the Company's Board-approved Risk Management and Counterparty Credit Policy and risk management programs. Issues affecting, or with the potential to affect, our assets, operations and/or reputation, are generally of a strategic nature or are emerging issues that can be identified early and then managed, but occasionally include unforeseen issues that arise unexpectedly and must be managed on an urgent basis. Crescent Point takes a proactive approach to the identification and management of issues that can affect the Company’s assets, operations and/or reputation and have established consistent and clear policies, procedures, guidelines and responsibilities for issue identification and management.
Specific actions Crescent Point takes to ensure effective risk management include: employing qualified professional and technical staff; concentrating in a limited number of areas with low cost exploitation and development objectives; utilizing the latest technology for finding and developing reserves; constructing quality, environmentally sensitive and safe production facilities; adopting and communicating sound policies governing all areas of our business; maximizing operational control of drilling and production operations; strategic hedging of commodity prices, interest and foreign exchange rates; adhering to conservative borrowing guidelines; monitoring counterparty creditworthiness and obtaining counterparty credit insurance.
Changes in Accounting Policies
In the current accounting period, the Company adopted the amendment to IFRS 3 Business Combinations.
Business Combinations
IFRS 3 Business Combinations was amended in October 2018 to revise the definition of the term 'business'. The amendments narrowed the definitions of a business and outputs and includes an optional concentration test. The adoption of this amendment did not have a material impact on the Company's consolidated financial statements.

CRESCENT POINT ENERGY CORP.	19

Selected Annual Information

($ millions, except per share amounts)	2020	2019	2018
Oil and gas sales	1,692.2	3,336.0	3,887.5

Average daily production
Crude oil (bbls/d)	95,859	126,219	140,298
NGLs (bbls/d)	14,542	20,746	19,805
Natural gas (mcf/d)	67,447	91,592	108,376
Total (boe/d)	121,642	162,230	178,166

Net income (loss) (1) (2)	(2,519.9)	(1,033.3)	(2,616.9)
Net income (loss) per share (1) (2)	(4.76)	(1.89)	(4.77)
Net income (loss) per share - diluted (1) (2)	(4.76)	(1.89)	(4.77)

Adjusted net earnings from operations (1) (3)	177.4	386.8	234.6
Adjusted net earnings from operations per share (1) (3)	0.34	0.71	0.43
Adjusted net earnings from operations per share – diluted (1) (3)	0.33	0.71	0.43

Cash flow from operating activities (1)	860.5	1,742.9	1,748.0

Adjusted funds flow from operations (1) (3)	874.4	1,825.4	1,741.2

Adjusted working capital (deficiency) (4)	(93.4)	(126.1)	(208.2)
Total assets (1)	6,645.9	10,091.8	12,730.4
Total liabilities (1)	3,823.1	4,749.1	6,117.6
Net debt (3)	2,149.2	2,765.3	4,011.3

Weighted average shares - diluted (millions)	531.8	546.0	550.2

Capital acquisitions	1.4	15.9	15.4
Capital dispositions	(508.2)	(940.0)	(355.9)
Development capital expenditures	654.8	1,252.1	1,736.6

Dividends declared	9.4	22.0	198.5
Dividends declared per share	0.0175	0.0400	0.3600
(1)On initial adoption of IFRS 16, the Company elected to use the modified retrospective approach; therefore, comparative information has not been restated.
(2)Net income (loss) and net income (loss) before discontinued operations are the same.
(3)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.
(4)Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits and long-term investments.
Crescent Point’s oil and gas sales, cash flow from operating activities, adjusted funds flow from operations and total assets have fluctuated for the years 2018 through 2020, primarily due to changes in the Cdn$ WTI benchmark prices and corporate oil price differentials, numerous property acquisitions and dispositions and the Company's drilling program.
Net income over the past three years has fluctuated primarily due to unrealized derivative gains and losses on derivative contracts, which fluctuate with changes in market conditions, and net impairments to PP&E along with associated fluctuations in deferred tax expense (recovery).
Adjusted net earnings from operations has fluctuated over the past three years primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in the deferred tax expense (recovery).

CRESCENT POINT ENERGY CORP.	20

Summary of Quarterly Results

	2020				2019
($ millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Oil and gas sales	447.8	437.0	259.0	548.4	729.3	769.1	945.2	892.4

Average daily production
Crude oil (bbls/d)	87,512	89,260	94,900	111,928	111,394	119,011	134,951	139,911
NGLs (bbls/d)	13,033	13,458	14,210	17,493	21,406	20,627	20,841	20,097
Natural gas (mcf/d)	64,033	63,988	70,391	71,451	74,347	96,422	100,101	95,679
Total (boe/d)	111,217	113,383	120,842	141,330	145,191	155,708	172,476	175,955

Net income (loss)	(51.2)	0.5	(145.1)	(2,324.1)	(932.1)	(301.7)	198.6	1.9
Net income (loss) per share	(0.10)	—	(0.27)	(4.40)	(1.73)	(0.55)	0.36	—
Net income (loss) per share – diluted	(0.10)	—	(0.27)	(4.40)	(1.73)	(0.55)	0.36	—

Adjusted net earnings (loss) from operations(1)	85.6	71.0	(27.9)	48.7	49.9	32.6	146.0	158.3
Adjusted net earnings (loss) from operations per share (1)	0.16	0.13	(0.05)	0.09	0.09	0.06	0.27	0.29
Adjusted net earnings (loss) from operations per share – diluted (1)	0.16	0.13	(0.05)	0.09	0.09	0.06	0.27	0.29

Cash flow from operating activities	245.1	219.5	66.6	329.3	396.5	402.2	527.4	416.8

Adjusted funds flow from operations (1)	220.2	235.7	109.0	309.5	418.4	389.2	503.8	514.0

Adjusted working capital (deficiency) (2)	(93.4)	(65.5)	(38.7)	(190.5)	(126.1)	(100.2)	(124.7)	(139.8)
Total assets	6,645.9	6,864.2	7,022.8	7,209.7	10,091.8	12,073.3	12,430.7	12,824.2
Total liabilities	3,823.1	3,952.3	4,093.0	4,097.6	4,749.1	5,685.2	5,751.7	6,288.8
Net debt (1)	2,149.2	2,189.2	2,308.6	2,327.9	2,765.3	3,360.0	3,553.5	3,905.5

Weighted average shares – diluted (millions)	534.4	532.9	531.2	528.3	538.7	548.0	548.2	550.3

Capital acquisitions	—	—	—	1.4	13.5	0.1	—	2.3
Capital dispositions	1.1	(0.9)	(1.5)	(506.9)	(677.3)	(199.3)	(58.3)	(5.1)
Development capital expenditures	169.4	93.3	72.0	320.1	343.4	362.3	166.2	380.2

Dividends declared	1.4	1.3	1.4	5.3	5.4	5.5	5.5	5.6
Dividends declared per share	0.0025	0.0025	0.0025	0.0100	0.0100	0.0100	0.0100	0.0100
(1)Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Non-GAAP Financial Measures section in this MD&A for further information.
(2)Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits and long-term investments.
Over the past eight quarters, the Company's oil and gas sales have fluctuated due to movement in the Cdn$ WTI benchmark price, changes in production and fluctuations in corporate oil price differentials. The Company's production has fluctuated due to changes in its development capital spending levels, dispositions, voluntary shut-ins and natural declines.
Net income (loss) has fluctuated primarily due to changes in adjusted funds flow from operations, unrealized derivative gains and losses, which fluctuate with the changes in forward market prices and foreign exchange rates, PP&E impairments recorded in the first quarter of 2020 and fourth quarter of 2019, gains and losses on capital dispositions, and fluctuations in deferred tax expense (recovery).
Adjusted net earnings (loss) from operations has fluctuated over the past eight quarters primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in deferred tax expense (recovery).
Capital expenditures fluctuated through this period as a result of timing of acquisitions, dispositions and the Company's development capital program.

CRESCENT POINT ENERGY CORP.	21

Fourth Quarter 2020 Review
•Crescent Point's production averaged 111,217 boe/d in the fourth quarter of 2020, weighted 90 percent towards crude oil and liquids.
•Adjusted funds flow from operations totaled $220.2 million in the fourth quarter of 2020, a 7 percent decrease from $235.7 million in the third quarter. The decrease was primarily driven by lower realized hedging gains and higher share based compensation as a result of an increase in the Company's share price.
•During the fourth quarter of 2020, the Company spent $152.3 million on drilling and development activities, drilling 90 (88.8 net) wells. Crescent Point also spent $17.1 million on facilities and seismic, for total development capital expenditures of $169.4 million.
•Net debt was reduced by $40.0 million in the fourth quarter of 2020, ending at $2.15 billion or 2.5 times trailing adjusted funds flow from operations.
Disclosure Controls and Procedures
Disclosure controls and procedures (“DC&P”), as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, are designed to provide reasonable assurance that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed, or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified under securities legislation and include controls and procedures designed to ensure that information required to be so disclosed is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer of Crescent Point evaluated the effectiveness of the design and operation of the Company’s DC&P. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that Crescent Point’s DC&P were effective as at December 31, 2020.
Internal Controls over Financial Reporting
Internal control over financial reporting (“ICFR”), as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, includes those policies and procedures that:
1.pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of Crescent Point;
2.are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of Crescent Point are being made in accordance with authorizations of management and Directors of Crescent Point; and
3.are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
Management is responsible for establishing and maintaining ICFR for Crescent Point. They have, as at the financial year ended December 31, 2020, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Crescent Point’s officers used to design the Company’s ICFR is the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Under the supervision of Management, Crescent Point conducted an evaluation of the effectiveness of the Company’s ICFR as at December 31, 2020 based on the COSO Framework. Based on this evaluation, Management concluded that as of December 31, 2020, Crescent Point maintained effective ICFR.
The effectiveness of Crescent Point's ICFR as of December 31, 2020 was audited by PricewaterhouseCoopers LLP, as reflected in their report for 2020. There were no changes in Crescent Point’s ICFR during the year ended December 31, 2020 that materially affected, or are reasonably likely to materially affect, the Company’s ICFR.
With the COVID-19 pandemic, the Company ensured that the operating effectiveness of current controls continued with the adoption of a work from home policy for employees as well as physical distancing protocols within field operations. Neither Crescent Point's DC&P nor its ICFR have been changed in a way that materially affects, or is reasonably likely to materially affect, Crescent Point's DC&P or ICFR, respectively, as a result of the measures taken in response to COVID-19.
It should be noted that while Crescent Point’s officers believe that the Company’s controls provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the DC&P and ICFR will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met.

CRESCENT POINT ENERGY CORP.	22

Guidance
Crescent Point's guidance for 2021 is as follows:

Total Annual Average Production (boe/d) (1)	132,000 - 136,000

Capital Expenditures
Development capital expenditures ($ million)	$575 - $625
Capitalized G&A ($ million)	$35
Total ($ million) (2)	$610 - $660

Other Information for 2021 Guidance
Reclamation activities ($ million) (3)	$15
Capital lease payments ($ million)	$20
Annual operating expenses	$625 - $645 million ($12.75 - $13.25/boe)
Royalties	11.5% - 12.5%
(1)Total annual average production (boe/d) is comprised of ~87% Oil & NGLs and 13% Natural Gas.
(2)Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures is allocated as follows: 87% drilling & development and 13% facilities & seismic.
(3)Reflects Crescent Point's portion of its total expected budget.
Crescent Point will continue to seek opportunities to further optimize its portfolio, while focusing on returns, capital discipline and cost saving initiatives to enhance value for shareholders.
Additional information relating to Crescent Point, including the Company's December 31, 2020 Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.	23

Non-GAAP Financial Measures
Throughout this MD&A, the Company uses the terms “operating netback”, “netback”, “adjusted funds flow from operations”, "excess cash flow", “adjusted net earnings from operations”, “adjusted net earnings from operations per share”, “adjusted net earnings from operations per share - diluted”, “net debt”, “net debt to adjusted funds flow from operations”, “market capitalization” and “enterprise value”. These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Operating netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses. Netback is calculated on a per boe basis as operating netback plus realized commodity derivative gains and losses. Operating netback and netback are common metrics used in the oil and gas industry and are used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. The calculations of operating netback and netback are shown in the Results of Operations section in this MD&A.
Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures funded by the Company. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of the Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.
Excess cash flow is calculated as free cash flow less dividends. Free cash flow is calculated as adjusted funds flow from operations less capital expenditures, payments on lease liability, asset retirement obligations and other cash items (excluding net acquisitions and dispositions). Management utilizes free cash flow and excess cash flow as key measures to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.
The following table reconciles cash flow from operating activities to adjusted funds flow from operations and excess cash flow:

($ millions)	2020	2019	% Change
Cash flow from operating activities	860.5	1,742.9	(51)
Changes in non-cash working capital	(6.2)	47.5	(113)
Transaction costs	5.4	6.3	(14)
Decommissioning expenditures (1)	14.7	28.7	(49)
Adjusted funds flow from operations	874.4	1,825.4	(52)
Capital expenditures	(698.8)	(1,306.2)	(47)
Payments on lease liability	(30.0)	(34.1)	(12)
Decommissioning expenditures	(14.7)	(28.7)	(49)
Other cash items (2)	0.5	10.1	(95)
Dividends	(9.4)	(22.0)	(57)
Excess cash flow	122.0	444.5	(73)
(1) Excludes amounts received from government subsidy programs.
(2) Excluding net acquisitions and dispositions.
Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment recoveries, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share and adjusted net earnings from operations per share - diluted are calculated as adjusted net earnings from operations divided by the number of weighted average basic and diluted shares outstanding, respectively. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.

CRESCENT POINT ENERGY CORP.	24

The following table reconciles net income to adjusted net earnings from operations:

($ millions)	2020	2019	% Change
Net income (loss)	(2,519.9)	(1,033.3)	144
Amortization of E&E undeveloped land	71.9	129.1	(44)
Impairment	3,557.8	1,466.4	143
Unrealized derivative losses	112.5	269.6	(58)
Unrealized foreign exchange gain on translation of hedged US dollar long-term debt	(62.1)	(207.7)	(70)
Unrealized loss on long-term investments	4.2	2.0	110
Net (gain) loss on capital dispositions	(316.4)	199.2	(259)
Deferred tax relating to adjustments	(670.6)	(438.5)	53
Adjusted net earnings from operations	177.4	386.8	(54)
Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.
The following table reconciles long-term debt to net debt:

($ millions)	2020	2019	% Change
Long-term debt (1)	2,259.6	2,905.1	(22)
Accounts payable and accrued liabilities	311.6	479.4	(35)
Long-term compensation liability (2)	16.3	13.1	24
Cash	(8.8)	(56.9)	(85)
Accounts receivable	(200.5)	(295.9)	(32)
Prepaids and deposits	(22.7)	(6.9)	229
Long-term investments	(2.5)	(6.7)	(63)
Excludes:
Unrealized foreign exchange on translation of US dollar long-term debt	(203.8)	(265.9)	(23)
Net debt	2,149.2	2,765.3	(22)
(1)Includes current portion of long-term debt.
(2)Includes current portion of long-term compensation liability and is net of equity derivative contracts.
Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.
Market capitalization is calculated by applying the period end closing share trading price to the number of shares outstanding. Market capitalization is an indication of equity valuation. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Enterprise value is calculated as market capitalization plus net debt. Management uses enterprise value to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	25

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this report. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this report, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Overview", "Commodity Derivatives", “Liquidity and Capital Resources”, “Changes in Accounting Policies” and “Guidance”.
In particular, forward-looking statements include:

● Crescent Point's approach to proactively manage the risk exposure inherent in movements in the price of crude oil, natural gas, the Company's share price, the US/Cdn dollar exchange rate and interest rate movements through the use of derivatives with investment-grade counterparties;
● Crescent Point's use of derivatives to reduce the volatility of the selling price of its crude oil and natural gas production and how this provides a measure of stability to cash flow;
● Crescent Point’s focus on enhanced balance sheet and sustainability and plans aligned with its returns based capital allocation framework;
● The extent and effectiveness of hedges;
● Crescent Point’s 2021 production and development capital expenditures guidance;
● Other information for Crescent Point’s 2021 Outlook, including capitalized G&A, reclamation activities, capital lease payments, operating expenses and royalties;
● The expected decrease in future forecasted cash flows and earnings from prior levels as a result of the material weakening of crude oil prices in 2020;

● The Company's liquidity and financial flexibility;
● NCIB expectations;
● The Company seeking opportunities to further optimize its portfolio, while focusing on returns, capital discipline and cost saving initiatives to enhance value for shareholders;
● How the Company expects to finance its working capital deficiency and ongoing working capital requirements;
● Estimated undiscounted cash flows to settle decommissioning liability;
● Further adjustments in light of the commodity price environment to protect the Company's balance sheet as necessary;
● Expected production, timing of close and other attributes of the Kaybob Duvernay assets; and
● COVID-19 impacts and response measures.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, many of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures and social distancing measures mandated by public health authorities in response to COVID-19; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general as a result of the COVID-19 pandemic; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company.

CRESCENT POINT ENERGY CORP.	26

Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.
Crude oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board ("FASB") Topic 932 - "Extractive Activities - Oil and Gas" and where applicable, financial information is prepared in accordance with International Financial Reporting Standards ("IFRS").
For the years ended December 31, 2020, 2019, 2018, 2017 and 2016 the Company filed its reserves information under National Instrument 51-101 - "Standards of Disclosure of Oil and Gas Activities" (NI 51-101), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using trailing 12-month average prices and current costs; whereas NI 51-101 requires Company gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards can be material.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Oil and gas metrics such as operating netback and netback do not have standardized meaning and as such may not be reliable, and should not be used to make comparisons.
The Company retained McDaniel & Associates Consultants Ltd. ("McDaniel") to evaluate the reserves associated with the Kaybob Duvernay assets and prepare the related independent evaluators report (the "McDaniel Report").
The statement of reserves data and other oil and gas information, associated with the Kaybob Duvernay assets, set forth in this MD&A is dated February 11, 2021. The effective date of the reserves information provided for the Kaybob Duvernay assets herein is December 31, 2020, unless otherwise indicated, and the preparation date is February 11, 2021. McDaniel prepared the McDaniel Report in accordance with the standards contained in NI 51-101 and the COGE Handbook that were in effect at the relevant time. Production of approximately 30,000 boe/d associated with the Kaybob Duvernay assets consists of 57% condensate, 8% NGL and 35% shale gas. NI 51-101 includes condensate within the product type of natural gas liquids. The Company has disclosed condensate separately from other natural gas liquids in this MD&A since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that presenting the two commodities separately provides a more accurate description of its operations and results therefrom.
The Company’s annual aggregate production for 2020 and 2019, the aggregate average production for each quarter of 2020 and 2019, and the references to “natural gas” and “crude oil”, reported in this MD&A consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 Mcf : 1 Bbl where applicable:

	2020					2019
	Annual	Q4	Q3	Q2	Q1	Annual	Q4	Q3	Q2	Q1
Light & Medium Crude Oil (bbl/d)	20,842	21,025	18,846	18,952	24,566	30,094	25,366	29,265	32,420	33,423
Heavy Crude Oil (bbl/d)	4,380	4,276	4,223	4,269	4,752	4,749	4,819	4,722	4,633	4,824
Tight Oil (bbl/d)	70,637	62,211	66,191	71,679	82,610	91,376	81,209	85,024	97,898	101,664
Total Crude Oil (bbl/d)	95,859	87,512	89,260	94,900	111,928	126,219	111,394	119,011	134,951	139,911

NGLs (bbl/d)	14,542	13,033	13,458	14,210	17,493	20,746	21,406	20,627	20,841	20,097

Shale Gas (Mcf/d)	53,666	52,370	50,776	57,254	54,312	71,749	56,446	76,979	79,284	74,425
Conventional Natural Gas (Mcf/d)	13,781	11,663	13,212	13,137	17,139	19,843	17,901	19,443	20,817	21,254
Total Natural Gas (Mcf/d)	67,447	64,033	63,988	70,391	71,451	91,592	74,347	96,422	100,101	95,679

Total (boe/d)	121,642	111,217	113,383	120,842	141,330	162,230	145,191	155,708	172,476	175,955

CRESCENT POINT ENERGY CORP.	27

Directors
Barbara Munroe, Chair (6)
Laura Cillis (1) (2)
James Craddock (1) (3) (5)
John Dielwart (3) (4)
Ted Goldthorpe (1) (5)
Mike Jackson (1) (2) (5)
Jennifer Koury (2) (4)
Francois Langlois (3) (4) (5)
Myron Stadnyk (2) (3) (4)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environment, Safety and Sustainability Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Garret Holt
Senior Vice President, Corporate Development
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
(403) 693-0020
Shant Madian
Vice President, Investor Relations and Corporate Communications
(403) 693-0020

CRESCENT POINT ENERGY CORP.	28